NO ACT

PE 12-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



Received SEC
JAN 04 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-4-11

January 4, 2011

C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

Re: Navistar International Corporation
Incoming letter dated December 20, 2010

Dear Mr. Keegel:

This is in response to your letter dated December 20, 2010 concerning the shareholder proposal submitted to Navistar by the Teamsters General Fund. We also have received a letter from Navistar dated December 28, 2010. On December 8, 2010, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Navistar omitted the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We have reconsidered our position. Upon reconsideration, we are unable to concur in Navistar's view that it may exclude the proposal under rule 14a-8(i)(10). The proposal urges the board to adopt a policy of obtaining shareholder approval for future severance agreements in which the company contemplates paying out more than two times the sum of an executive's base salary plus bonus. The proposal does not request a shareholder vote on severance agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K. We note that Navistar does not appear to have a policy of having to obtain shareholder approval for future severance agreements. Accordingly, we do not believe that Navistar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Curt A. Kramer
Corporate Secretary
Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555



Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555 USA

P : 630-753-5000
W : navistar.com

Curt A. Kramer
Corporate Secretary
DD: 630-753-3186

December 28, 2010

Via first-class mail and electronic Mail (shareholderproposals@sec.gov)

Ms. Elizabeth Murphy, Secretary
U.S. Securities and Exchange Commission
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Appeal of Teamsters General Fund from the December 8, 2010 No-Action Letter Issued to Navistar International Corporation

Dear Secretary Murphy:

By letter dated December 8, 2010 (the "No-Action Letter"), the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") indicated that it would not recommend enforcement action to the Commission if Navistar International Corporation (the "Company") omitted a shareholder proposal (the "Proposal") submitted by the International Brotherhood of Teamsters (the "Proponent") from its 2011 proxy materials in reliance on Rule 14a-8(i)(10).[1]

We are writing in response to a request by the Proponent that the Commission review the No-Action Letter. We do not believe that review by the Commission of the No-Action Letter is warranted for three fundamental reasons. First, the standard for granting a request for the Commission to review the No-Action Letter is very high. The Proponent's request does not satisfy that standard. Second, and just as importantly, the Proponent's request does not contain any new arguments regarding the substance of the Proposal. It merely repeats the arguments already presented in the Proponent's response to the Company's request for a no-action position from the Staff regarding the Proposal. As evidenced by the No-Action Letter, the Staff was not persuaded by the Proponent's arguments. Third, the Proponent delayed nearly two weeks before it submitted its request for review. The Company has already filed its preliminary proxy material in reliance on the No-Action Letter. To meet the Company's schedule for its 2011 Annual Meeting of Stockholders, the Company must finalize its proxy materials by January 6, 2011. The

[1] In its request for a no-action position from the Staff, the Company indicated that its "...Say-on-Pay Proposal ... will provide shareholders the opportunity to approve all executive compensation as disclosed pursuant to Item 402, including potential payments upon termination or change-in-control required to be disclosed pursuant to Item 402(j) and, when final, Item 402(t)." In reliance upon the No-Action Letter, the Company filed its preliminary proxy material with the Commission on December 22, 2010.

Company should not be unreasonably burdened in meeting its schedule because the Proponent waited so long to submit its request.

Further, for the same reasons, if the Commission decides to review the No-Action Letter, we believe it should affirm the decision of the Staff granting no-action relief under Rule 14a-8(i)(10).

The Proponent has Not Met the Standard for Commission Review

Section 202.1(d) provides that "[t]he staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex, although the granting of a request for an informal statement by the Commission is entirely within its discretion." As a general matter, requests for Commission review are infrequently made and are rarely granted. In the 2010 proxy season, for example, out of more than 300 no-action letters, the Division received fewer than ten requests for Commission review. It denied all of these requests, which is quite significant given the range of issues underlying these requests, including say-on-pay-related shareholder proposals, net neutrality and the right of shareholders to call special meetings.[2] In fact, over the past 15 years, we can find very few instances in which the Staff decided to submit a matter for Commission review.[3] While it is rare for the Commission to grant such requests, it is even rarer for it to reverse a staff no-action position. In a review of published no-action letters over the past 20 years, we found only three occasions where the Commission has granted the request and reversed a staff position.[4] In light of this record, it is clear that the Staff and the Commission apply a very high standard to requests for Commission review. It is also clear that the Proponent's request does not meet that standard. Section 202.1(d) requires that a request involve matters that are novel or highly complex; the Proponent's request involves neither.

Shareholder proposals seeking a policy of obtaining shareholder approval of severance agreements with senior executives are neither novel nor highly complex. The Staff has

---

[2] *See e.g.* E. I. du Pont de Nemours and Company (March 16, 2010); Verizon Communications Inc. (March 12, 2010); AT&T Inc. (March 12, 2010) and Safeway, Inc. (January 26, 2010). Estimates of requests for Commission review are based on a review of published Rule 14a-8 responses during the 2010 proxy season.

[3] The most significant recent example of the staff taking this approach was in 2002 with respect to the controversial issue of shareholder access, a topic that the SEC attempted to address on numerous occasions through SEC rulemaking, has been the subject of considerable private litigation, and currently is the subject of litigation between the SEC and private industry groups. *See Citigroup Inc*, (April 14, 2003) ("Pursuant to 17 C.F.R. 202.1(d), the Division presented the matter to the Commission for review. The Commission has determined not to review the Division's no-action position under Rule 14a-8(i)(8). ...Nevertheless, the Commission recognizes that issues related to shareholder access to a company's proxy materials and the ballot for the election of directors are of great consequence. The Commission believes that review of the Commission's election-related rules and policies is warranted. The Commission has directed the Division of Corporation Finance to formulate possible changes in the proxy rules and regulations as well as the interpretations (e.g., under Rule 14a-8(i)(8)), regarding procedures for the election of corporate directors. ...").

[4] *See, e.g.*, Texaco, Inc. SEC No-Action Letter (March 31, 1992); Capital Cities/ABC, Inc. SEC No-Action Letter (April 4, 1991); American Telephone and Telegraph Company (Dec. 29, 1988).

considered no-action requests relating to such proposals on at least 72 occasions, at least 20 of which were excluded under substantive bases for exclusion under Rule 14a-8 (including on the basis that such proposals were moot or substantially duplicative of other proposals).[5] Similarly, say-on-pay proposals are neither new nor complex. Approximately 250 companies conducted say-on-pay votes in 2010, whether voluntarily or as a result of participation in the TARP program.[6] Moreover, and as a result of Dodd-Frank, every U.S. public company is now required to conduct a say on pay vote at least once every three years. In light of these facts, particularly the fact that the proposal is subsumed in its entirety by the Company's proposed approach to say-on-pay going forward, we respectfully submit that no novel or complex issues are raised by the Proponent's request.

The Proponent Merely Repeats its Prior Arguments

Instead of addressing why the No-Action Letter should be reviewed, the Proponent's request merely repeats arguments made in its original request. The Proponent's request contains no new arguments regarding the substance of the proposal that were not already considered by and addressed in the Company's original request for no-action relief, which is attached to this letter as Appendix A. For example, the Proponent argues that the proposal requires a vote regarding future, rather than existing severance agreements – an argument the Proponent made unsuccessfully on page five of the original response to the Company's no-action request. Similarly, the Proponent argues that the Staff's decision defies the mandate of Dodd-Frank - an argument made unsuccessfully on page three of their original response.

Although we believe it is unnecessary to rebut each of the arguments raised by the Proponent individually, we would nevertheless like to point out a couple of matters that we believe the Staff already considered and correctly underlie the conclusions reached by the Staff in the No-Action Letter. First, nothing in the Staff's position defies Dodd-Frank or the Commission's own proposed rules implementing Dodd-Frank in that shareholders remain free to make proposals for inclusion in proxy material related to executive compensation. But, and as equally important, neither Dodd-Frank nor the Commission's own proposed rules implementing Dodd-Frank are intended to over-turn the substantive basis for excluding a proposal under Rule 14a-8. To this point, the Proponent selectively cites to the proposing release for the recently proposed rules implementing Dodd-Frank Section 951. The proposing release for the say-on-pay rules specifically acknowledge that there may be circumstances, as is the case here, where a shareholder proposal seeking future votes on executive compensation may be excludable under

[5] *See e.g.*, Halliburton Company (March 10, 2006) (concurring in the view that a proposal requesting that Halliburton amend its bylaws to require the board to obtain shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus was excludable under Rule 14a-8(i)(9)); *see also*, AutoNation Inc. (Feb. 16, 2005) (concurring in the view that a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives that provide "benefits" exceeding 299 percent of the sum of the executive's base salary plus bonus was excludable under Rule 14a-8(i)(10)); Borders Group, Inc. (Jan. 31, 2005) (same).

[6] *See* Georgeson 2010 Annual Corporate Governance Review (publicly available at http://www.georgeson.com/usa/download/acgr/acgr2010.pdf)

Rule 14a-8(i)(10):

> For the same reasons, a shareholder proposal that would provide an advisory vote or seek future advisory votes on executive compensation with substantially the same scope as the vote required by Rule 14a-21(a) would be subject to exclusion under Rule 14a-8(i)(10).

See SEC Rel. No. 33-9153 (October 18, 2010) (the "Proposing Release"). Accordingly, the No-Action Letter does not contravene Dodd-Frank or the Commission's own implementing rules but is consistent therewith and provides a practical and workable framework taking into consideration the established 14a-8 process.

Second, the Proponent attempts to recharacterize the Proposal by arguing that it would require that the Company submit proposed severance agreements to shareholder approval prior to entering into such agreements. This is inconsistent with the plain language of the Proposal, which makes no mention of the approval of severance agreements before they are entered into. This idea appears only as an aspirational statement in the last sentence in the supporting statement. It is not a part of the Proposal. By its plain language, the Proposal only requests that the Company submit future severance agreements to shareholder approval, which, as was recognized by the Staff, has been substantially implemented by the fact that such agreements will be subject to the Company's say-on-pay resolutions pursuant to Section 14A(a) of the Exchange Act.

Timing Considerations

As mentioned, the Company filed its preliminary proxy statement on December 22, 2010, relying on the No-Action Letter. The Company intends to hold its 2011 Annual Meeting of Stockholders on or about February 15, 2011 and expects to file its definitive proxy statement no later than January 14, 2011. As a result, the Company needs to finalize all proxy materials no later than January 6, 2011, in order to meet the printing deadlines. The Proponent had the opportunity to make its case through the no-action letter process, however after failing to do so, it waited nearly two weeks to submit its request for review. The Company complied with Rule 14a-8 in all respects, including timeliness, relied on the No-Action Letter in filing its preliminary proxy statement and should not be penalized by the fact that the Proponent wants a second bite at the apple and waited too long to request that the Commission review the No-Action Letter. Accordingly, we urge the Staff to reject the request and draw this matter to a close as quickly as possible.

Conclusion

Review of a Staff no-action response under Rule 14a-8 is discretionary and is reserved for "matters of substantial importance and where the issues are novel or highly complex." We submit that no such issues are presented by the Proponent's request for Commission review. The Proponent's request merely repeats its arguments submitted in response to the Company's request for a no-action position. The Staff already considered and reached a conclusion that those arguments were not persuasive. The Proponent's request does not meet the Commission's

high standard for review. Accordingly, the Company recommends that the Staff deny the request for review. In the alternative, and for the same reasons, should the Staff determine to grant the request, the Company urges the Commission to uphold the Staff's position as expressed in the No-Action Letter.

The Company requests that the Staff send a copy of its response to the request for review via facsimile to the Company at (630) 753-3982. If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (630) 753-3186.

Regards,



Curt A. Kramer

cc: Greg Belliston, Special Counsel, Office of Chief Counsel, Division of Corporation Finance

Thomas, Kim, Chief Counsel, Division of Corporation Finance

Ms. Kayla Gillen, Deputy Chief of Staff, United States Securities & Exchange Commission
International Brotherhood of Teamsters, Attention: Louis Malizia

The Honorable Barney Frank, Chairman, Committee on Financial Services, United States House of Representatives

Appendix A

Original No-Action Request Submitted by the Company on October 26, 2010



Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555 USA

P : 630-753-5000
W : navistar.com

Curt A. Kramer
Corporate Secretary
DD: 630-753-3186

October 26, 2010

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Navistar International Corporation — Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the International Brotherhood of Teamsters

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Navistar International Corporation, a Delaware corporation (the "Company") requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials relating to its 2011 Annual Meeting of Stockholders (the "2011 Proxy") the shareholder proposal (the "Proposal") and supporting statement described below and attached to this letter as Exhibit A submitted by the International Brotherhood of Teamsters (the "Proponent").

The Company intends to hold its 2011 Annual Meeting of Stockholders on or about February 15, 2011 (the "2011 Annual Meeting") and expects to file its definitive proxy materials for the 2011 Annual Meeting with the Commission on or about January 14, 2011. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file its definitive proxy materials.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we submit this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. A copy of this letter is also being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 Proxy. We would be happy to provide you with courtesy copies of this request on a supplemental basis upon your request.

SLB 14D also provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with

respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal includes the following resolution:

> "RESOLVED: That the shareholders of Navistar International Corporation ('Navistar' or 'Company') urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.
>
> 'Severance agreement' includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.
>
> 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any 'gross-up' tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive."

The full text of the Proposal, together with the supporting statement, is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal

The Company believes that the Proposal may properly be excluded from the 2011 Proxy on the basis that the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10).

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law on July 21, 2010, created a new Section 14A of the Exchange Act which requires, among other things, separate shareholder vote on executive compensation.

Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for an annual or other meeting of

the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure a separate resolution, subject to shareholder vote, to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K, a so-called "say-on-pay" vote. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required at least once every six years in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure to submit to shareholders a resolution to determine whether such "say-on-pay" vote will be submitted to shareholders every one, two or three years, the so-called "frequency proposal."

Section 14A(b)(2) of the Exchange Act requires companies to submit to shareholders a separate approval of "golden parachute" compensation agreements or understandings payable to named executive officers in connection with a sale transaction in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all of the company's assets, unless such agreements or understandings have been subject to a prior "say-on-pay" vote required under Section 14A(a)(1).

On October 18, 2010, the Commission proposed rules to implement the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and "golden parachute" arrangements. *See* Exchange Release No. 34-63124 (Oct. 18, 2010) (the "Release"). With respect to the "say-on-pay" vote, the Release proposes a new Rule 14a-21(a), which would require that the "say-on-pay" vote approve the compensation of the company's named executive officers, as such compensation is disclosed in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by Item 402.

With respect to the "frequency proposal," the Release clarifies and provides that shareholders must be given four choices on the proxy: one year, two years, three years, or abstain from voting on the proposal. In order to accommodate this, the proposed rules would create an exception to Rule 14a-4, which currently provides that proposals (other than the election of directors) may be structured only as "for," "against" or "abstain" votes.

With respect to "golden parachutes", the Release proposes a new Item 402(t) of Regulation S-K, which would require companies, in connection with shareholder approval of an acquisition, merger, consolidation or sale or other disposition of all or substantially all of a company's assets, to provide disclosure of all agreements or understandings that the soliciting company has with its named executive officers or the named executive officers of the acquiring company (if the soliciting company is the target company) addressing compensation that is based on or otherwise relates to such transaction. In addition, the Commission proposes a new Rule 14a-21(c) of the Exchange Act, which provides that companies would be required to hold a separate shareholder advisory vote on these compensation arrangements, unless all of the transaction-related compensation agreements and understandings were the subject of a prior "say-on-pay" vote. The Release provides that companies that want to take advantage of this exception to the shareholder vote would have to voluntarily include disclosure in their annual meeting proxy statements about change-in-control arrangements in a manner that satisfies new

Item 402(t) rather than existing Item 402(j) (amounts payable upon termination of employment separate from a change-in-control would still need to be disclosed pursuant to the existing Item 402(j) rules).

Companies must submit the "say-on-pay" proposal and the "frequency proposal" for shareholder approval at their first annual meeting of shareholders (or other shareholder meeting for which executive compensation disclosure is required in the proxy statement) occurring on or after January 21, 2011. Therefore, because the Company's 2011 Annual Meeting will occur after January 21, 2011, in order to comply with the Dodd-Frank Act, the Company is required to include in its 2011 Proxy a "say-on-pay" proposal for shareholder approval at the 2011 Annual Meeting and a "frequency proposal" for shareholder approval at the 2011 Annual Meeting.

The Company intends to submit its "say-on-pay" vote (the "Company's Say-on-Pay Proposal") and "frequency proposal" (the "Company's Frequency Proposal") in accordance with the Dodd-Frank Act and consistent with the proposed rules relating thereto as set forth in the Release. To take advantage of the exception from a separate shareholder vote on "golden parachute" agreements or understanding, the Company intends to include in its executive compensation disclosure for its named executive officers the disclosure required under Item 402(j), relating to amounts payable upon termination of employment separate from a change-in-control, as well as any additional disclosure required by Item 402(t), when and if adopted as final.

Analysis

The Company believes that the Proposal may be properly omitted from the 2011 Proxy pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.(avail.* Jan. 24, 2001); *The Gap, Inc.* (avail. March 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). The Company's Say-on-Pay Proposal, as required by the Dodd-Frank Act, will provide shareholders the opportunity to approve all executive compensation as disclosed pursuant of Item 402, including potential payments upon termination or change-in-control required to be disclosed pursuant to Item 402(j) and, when final, Item 402(t). Therefore, the Company's Say-on-Pay Proposal, like the Proposal, would submit to the Company's shareholders for approval, certain severance agreements that may "provide for benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus."

To require the Company to include the Proposal in the 2011 Proxy, as well as the Company's Say-on-Pay Proposal, will involve substantially duplicative votes. In the Release,

the Commission proposes an amendment to Rule 14a-8 under the Exchange Act that would clarify the status of shareholder proposals that seek a shareholder vote on executive compensation, which the Commission believes, under certain conditions, may be viewed as having been substantially implemented by a company. Specifically, the Commission proposes to add a new footnote to Rule 14a-8(i)(10) to permit the exclusion of a shareholder proposal that would provide a "say-on-pay" vote or seeks future "say-on-pay" votes or that relates to the frequency of "say-on-pay" votes, provided the issuer has adopted a policy on the frequency of "say-on-pay" votes that is consistent with the plurality of votes cast in the most recent "frequency vote". As described above, the Company's Say-on-Pay Proposal encompasses the matters requested to be approved by the Proposal, which is effectively a "say-on-pay" vote. Further, the Company intends to follow a policy to implement the results of the Company's Frequency Proposal in a manner that is consistent with the plurality of votes cast on such proposal and to provide a frequency vote at least as often as required by Section 14A(a)(2). Accordingly, we believe the Proposal would be expressly excluded by the Commission's amendment to Rule 14a-8(i)(10) in the Release which is intended to implement the legislative intent of the Dodd-Frank Act.

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091 at § 11.E.6. (Aug. 16, 1983) ("<u>1983 Release</u>"). Rather, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's "essential objective" satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008).

In its supporting statement, the Proponent states that it believes that the "potential cost of [severance] agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus." Under the Company's Say-on-Pay Proposal, shareholders will have the opportunity to voice their approval or disapproval of all of the executive compensation required to be disclosed pursuant to Item 402. Since the Company will disclose severance and change-in-control payments in its 2011 Proxy as required by Item 402(j) and, when final, Item 402(t) the Company's Say-on-Pay Proposal achieves the Proponent's objective.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). *See Bank of America Corp.* (avail. Jan. 4, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999); *AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); and *Symantec Corporation* (avail. June 3, 2010). In all of the above cited matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

We recognize that the Proposal and the Company's Say-on-Pay Proposal could be interpreted to differ in that (1) the Company's Say-on-Pay Proposal will submit for approval only

severance agreements with named executive officers ("NEOs") (as part of all of the compensation disclosure in the proxy statement), while the Proposal contemplates approval of certain severance agreements with "senior executives;" and (2) the Company's Say-on-Pay Proposal only submits existing severance agreements to shareholders for approval, while the Proposal contemplates approval for future severance agreements. However, we do not find these differences to be meaningful when considering the essential objectives of the Proposal.

The Proposal requires approval of certain severance agreements with "senior executive" officers, whereas the Company's Say-on-Pay Proposal will submit for approval executive compensation, including severance agreements, with the NEOs. While the Proponent has not defined the term "senior executives," one can only reasonably conclude that the term "senior executives" captures the same executives as does the term NEOs, which includes the Company's Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executives, as well as anyone else who served as the Chief Executive Officer or Chief Financial Officer during the last fiscal year. First, the Proponent's supporting statement specifically refers to the executive severance agreements with the Company's Chief Executive Officer and the other named executive officers. Second, the reference in the Proponent's supporting statement to the Dodd-Frank Act's requirement of approval of golden parachute payments in connection with a change-in-control is evidence that the Proponent is only concerned with NEOs since the Dodd-Frank Act only requires approval of golden parachute agreements (not previously approved) with NEOs.

As to the latter point, we note that the Proposal contemplates approval for future severance agreements. Current severance agreements with NEOs, as well as severance agreements that may be entered into with NEOs in the future, will be included in executive compensation as disclosed pursuant to Item 402 (including pursuant to Item 402(j) and proposed Item 402(t)), and, therefore, will be subject to the routine "say-on-pay" vote. In the event that a future golden parachute compensation agreement or understanding with an NEO has not been previously disclosed and subject to a shareholder vote under the "say-on-pay" vote, Section 14A(b)(2) of the Exchange Act requires submission for shareholder approval of golden parachute compensation arrangements that are payable to NEOs in connection with sale transactions in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or disposition of all or substantially all of the company's assets. In other words, the Company will only have to submit such a vote to shareholders if the subject arrangements are put in place (and approval of an acquisition, merger, consolidation, or sale or disposition of all or substantially all of the company's assets is required) subsequent to the Company's most recent "say-on-pay" vote.

Accordingly, we do not find the potential differences between the Proposal and the Company's Say-on-Pay Proposal, as noted above, to be meaningful. We believe that the Company's Say-on-Pay Proposal substantially implements the Proposal.

We note the Staff's response to the no-action request by Winn-Dixie Stores, Inc. ("Winn-Dixie"), but we believe that analysis and conclusion is not applicable here. *See Winn-Dixie Stores, Inc.* (avail. Sept. 16, 2010) (the "Winn-Dixie Letter"). Winn-Dixie's amended Governance Principals (as defined in the Winn-Dixie Letter) provided for a biennial vote on

executive compensation, whereas the proposal at issue in the Winn-Dixie Letter urged Winn-Dixie to adopt a policy to submit executive compensation to an annual vote. In contrast, the Company has as nearly as is practicable addressed the Proponent's concerns by intending to recommend that executive compensation, including the severance agreements to which the Proposal refers, be submitted to a shareholder vote on as frequent a basis as determined by a plurality vote of the Company's shareholders.

As described in this request, the Company will submit the Company's Say-on-Pay Proposal and the Company's Frequency Proposal to its shareholders at the upcoming 2011 Annual Meeting. The Company will supplementally notify the Staff after the proposals have been submitted to the Company's shareholders in the 2011 Proxy. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

For the reasons described in this letter, the Company believes that it will have substantially implemented the essential objectives of the Proposal and that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the 2011 Proxy.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company and the Proponent at the following numbers: (630) 753-3982, Attn: Curt A. Kramer, Navistar International Corporation and (202) 624-6833, Attn: Louis Malizia and Jamie Carroll, International Brotherhood of Teamsters.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at 630-753-3186.

Regards,



Curt A. Kramer

cc: International Brotherhood of Teamsters,
Attention: Louis Malizia and Jamie Carroll

Exhibit A

RESOLVED: That the shareholders of Navistar International Corporation ("Navistar" or "Company") urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.

"Severance agreement" includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT:

Navistar has entered into a series of executive severance agreements, commonly known as "golden parachutes," that allow senior executives to receive payment if they leave Navistar in certain circumstances, as specified in the agreements.

Last year Navistar modified these golden parachute agreements, including increasing the general severance formula for Chairman and CEO Daniel Ustian from two to three times the sum of his annual base salary plus annual target bonus.

Navistar's executive severance agreements also provide that if senior executives are terminated related to a change in control, they are entitled to receive three times the sum of their base salary plus annual target bonus plus a pro rata portion of the annual target bonus, as well as 36 months of continued health insurance; outplacement counseling; acceleration of the exercisability of options; and other benefits.

According to Navistar's 2010 proxy statement, prior to the increase, Mr. Ustian's general cash severance was already estimated at $6.3 million, excluding other benefits. His total payout for a termination related to a

change in control was estimated at $33.4 million, including a $19.8 million cash severance.

While severance agreements may be appropriate in some circumstances, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus. Moreover, the existence of such a stockholder approval requirement may induce restraint when parties negotiate such agreements.

Although the Dodd-Frank Wall Street Reform and Consumer Protection Act requires companies involved in a change in control to seek shareholder approval of related golden parachute agreements, we believe shareholders should have the right to vote on all executive severance agreements that provide for payments in excess of two times the sum of base salary plus bonus, regardless of whether a change in control is involved. Further, we believe shareholders should have the right to vote on golden parachute agreements before they are ratified.

We urge shareholders to vote **FOR** this proposal.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

25 Louisiana Avenue, NW
Washington, DC 20001



202.624.6800
www.teamster.org

C. THOMAS KEEGEL
General Secretary-Treasurer

December 20, 2010

Via first-class mail and electronic Mail (shareholderproposals@sec.gov)

Ms. Elizabeth Murphy, Secretary
U.S. Securities and Exchange Commission
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Appeal Of Teamsters General Fund From No-Action Determination Regarding Shareholder Proposal Submitted By The Fund To Navistar International Corporation

Dear Secretary Murphy:

The Teamsters General Fund (the "Fund") hereby requests that the Commission exercise its discretion under 17 C.F.R. § 202.1 (d) and review a determination by the Division of Corporation Finance (the "Staff") that Navistar International Corporation ("Navistar" or "Company") may exclude from its proxy materials a shareholder proposal (the "Proposal") submitted by the Fund based on Navistar's argument that the Proposal, which seeks shareholder approval of certain future severance agreements, has been substantially implemented by the Company's decision to include its existing severance agreements among the disclosures that will be subject to the Company's say-on-pay vote pursuant to Section 14A(a) of the Securities Exchange Act of 1934.

The Staff's determination involves a "matter[s] of substantial importance," as required by 17 C.F.R. § 202.1 (d) because it:

(a) breaches the Congressional mandate in the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") that its provisions relating to shareholder approval of executive compensation and golden parachute compensation not be construed to limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation;

(b) contravenes the Commission's own proposed rule implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation; and,

(c) presents an important issue regarding the interactions of newly mandated advisory votes on executive compensation and shareholder proposals on more narrow topics.

Background

The Proposal

The Proposal requests that Navistar's Board of Directors "adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus." (emphasis added) The Proposal defines "severance agreements" as including "any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements." The Proposal defines "benefits" as including "lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any 'gross-up' tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive."

The Staff Determination

By letter dated October 26, 2010, (the "No-Action Request"), Navistar asked the Staff to advise that it would not recommend enforcement action if Navistar excluded the Proposal from its proxy statement to be sent to shareholders in connection with the Company's 2011 annual meeting of shareholders. Navistar relied on Rule 14a-8(i)(10) as the basis for exclusion, contending that the Proposal has been substantially implemented because the Company intends to take advantage of the exception from a separate shareholder "say-on-golden parachutes" requirement under the Dodd-Frank Act by voluntarily including potential payments upon termination or

change-in-control in existing agreements or plans in the disclosures subject to its say-on-pay proposal.

By letter dated November 8, 2010, (the "Fund's Response"), the Fund disputed Navistar's characterization of the Proposal as substantially duplicative of the Company's own say-on-pay proposal. The Fund explained that the Proposal seeks shareholder approval of certain future severance agreements with senior executives, while the Company's say-on-pay proposal would include existing—not future—severance agreements with senior executives and would be a referendum on the totality of Navistar's compensation program, which is an inherently different proposal with a different objective. The Fund argued that adopting a policy of obtaining shareholder approval for certain future severance agreements, as requested by the Proposal, is profoundly different from giving shareholders a vote every one to three years on the entirety of the Company's existing executive compensation practices. The Fund also pointed to the Commission's proposed rule implementing Section 951 of the Dodd-Frank Act, which makes clear that the required shareholder advisory votes on executive compensation and golden parachute compensation may not be construed to limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation. (*See* Exchange Release No. 34-63124)

In a letter dated December 8, 2010, ("*Navistar International Corp.*"), the Staff found "some basis" for Navistar's view that the Proposal could be excluded under Rule 14a-8(i)(10). The Staff noted Navistar's representation that it will disclose in its 2011 proxy statement and in future annual meeting proxy statements its existing severance agreements with named executive officers pursuant to Item 402 of Regulation S-K, including Item 402(j) and proposed Item 402(t), and that such existing agreements will be subject to Navistar's say-on-pay resolutions pursuant to Section 14A(a) of the Securities Exchange Act of 1934.

We believe the Staff misconstrued the Proposal's "essential objective," which is separate shareholder approval of certain future severance agreements with senior executives, and therein misapplied Rule 14a-8(i)(10).[1] Adopting a policy that affords shareholders the opportunity to weigh in when Navistar contemplates paying out more than two times the amount of an executive's salary and bonus in severance is entirely different than including existing severance agreements in the Company's substantially broader say-on-pay vote.

---

[1] Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's "essential objective" satisfactorily. See Exchange Act Release No. 20091.

Furthermore, we believe that the Staff's determination defies the Congressional mandate that the Dodd-Frank Act's requirements concerning shareholder advisory votes on executive compensation and golden parachute compensation (subsections (a) and (b) of Section 951 of the Dodd-Frank Act) not be construed to restrict shareholders' ability to make proposals for inclusion in proxy materials related to executive compensation. The Staff ignored the Dodd-Frank Act's explicit legislative intent and limited shareholders' ability to seek separate shareholder approval of certain future severance agreements with senior executives based solely on Navistar's intent to comply with, and take certain exceptions provided in, the Dodd-Frank Act.

We believe it is critical that the Commission weigh in on *Navistar International Corp.,* to show clarity to investors. The subject of mandatory shareholder advisory votes on executive compensation and golden parachute compensation has dominated legislative sessions for several years, and the legislative intent has been clear that these advisory votes must not preclude shareholders from taking separate action on specific elements of executive compensation. Indeed, the Dodd-Frank Act makes explicit that the advisory votes on executive compensation and golden parachute compensation "may not be construed. . . to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." (Subsection (c)(4) of Section 951 on page 525 of the Dodd-Frank Act) *Navistar International Corp.*, defies this mandate.

Analysis

Navistar's Proposed Say-On-Pay Proposal Does Not Implement The Proposal's Essential Objective

The Proposal requests that Navistar "adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus." (emphasis added) The supporting statement further explicates the Proposal's intent that shareholders "be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus," and that "shareholders should have the right to vote on golden parachute agreements before they are ratified." (emphasis added) We respectfully submit that the Proposal's clear intent is for shareholders to have an opportunity to vote separately on future severance agreements that would pay out an amount more than two times an executive's base salary plus bonus.

Navistar's argument that it intends to include its existing severance agreements with senior executives in the disclosures subject to its say-on-pay vote is completely

irrelevant. First of all, Navistar's existing severance agreements are not part of the Proposal's essential objective, which concerns certain future severance agreements. Indeed, in the No-Action Request Navistar acknowledges that "the Company's Say-on-Pay Proposal only submits existing severance agreements to shareholders for approval, while the Proposal contemplates approval for future severance agreements." (emphasis added) Navistar does not find this difference to be meaningful. On the contrary, this difference is profound. Giving shareholders the opportunity to vote on certain future severance agreements affords them the chance to weigh in before an agreement is ratified and when the terms of the agreement may still be altered—a provision that the Fund believes may induce restraint when parties negotiate such agreements. Under Navistar's proposed say-on-pay practice, an executive could potentially enter into and cash out on a severance agreement not connected with a change in control before that agreement was ever among the disclosures subject to a say-on-pay vote.

Secondly, an advisory vote on the entirety of the Company's existing executive compensation practices is completely different from the Proposal, which seeks a separate shareholder referendum on certain future severance agreements. Indeed, the essential objectives of the Proposal and Navistar's proposed say-on-pay proposal are poles apart. When shareholders cast their say-on-pay votes they will be passing judgment on the totality of a company's compensation practices and how those practices are tied to performance. This will involve examining a variety of compensation disclosures, components, and philosophies, including:

- What are the objectives of the company's compensation programs?
- What is the compensation program designed to reward?
- What is each element of compensation?
- Why does the company choose to pay each element?
- How does the company determine the amount (and, where applicable, the formula) for each element?
- How do each element and the company's decisions regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements?[2]

Navistar's proposed say-on-pay vote will, therefore, reflect shareholders' general support or opposition for the Company's existing compensation program as a whole—not shareholders' explicit approval or disapproval of certain future severance agreements being contemplated by Navistar, which would not even be a part of

[2] Exchange Release No. 34-63124

Navistar's proposed say-on-pay vote.

Furthermore, even if Navistar planned to include a future severance agreement policy as part of the disclosures subject to its proposed say-on-pay vote, such proposal would still have a completely different objective than the Proposal—the Company's say-on-pay vote being an up or down vote at least once every three years on the entirety of Navistar's executive compensation program, the Proposal being a distinct referendum on future severance agreements with executives that would pay out more than two times salary and bonus. Indeed, it is very probable that shareholders would cast different votes on the Company's proposed say-on-pay proposal (regardless of whether it were to incorporate a future severance agreement policy as well as existing severance agreements) and the Proposal.

Navistar International Corp. Defies The Congressional Mandate That The Dodd-Frank Act May Not Be Construed To Restrict Or Limit Shareholders' Ability To Make Executive Pay Proposals

Subsection (c) of Section 951 of the Dodd-Frank Act makes explicit that the newly required shareholder advisory votes on executive compensation and golden parachute compensation must not be construed to preclude shareholders from making executive pay-related proposals in company proxy materials:

> (c) RULE OF CONSTRUCTION.—The shareholder vote referred to in subsections (a) and (b) shall not be binding on the issuer or the board of directors of an issuer, and may not be construed—
>
> . . .
>
> (4) to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation.

This distinct provision protecting shareholders' ability to make resolutions related to executive compensation is part of the legislative history of advisory votes on executive compensation. The American Recovery and Reinvestment Act of 2009, which requires companies in receipt of extraordinary federal aid under the Troubled Asset Relief Program to submit executive compensation to an advisory shareholder vote, also states that its required say-on-pay vote "may not be construed. . . to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." (Subsection (e)(2) of Section 7001 of page 406 of the American Recovery and Reinvestment Act of 2009)

Thus, both the Dodd-Frank Act itself and the legislative history that precedes it make clear Congress' intent to protect shareholders' ability to make proposals in company proxy materials related to specific aspects of executive compensation.

The Commission's own proposed rules implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation are unambiguous in ensuring that this legislative intent is realized. Exchange Release No. 34-63124 states: "Section 14A(c)(4) provides that the shareholder advisory votes required by Sections 14A(a) and (b) may not be construed 'to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation'." The same release also states: "our rules 'would not preclude an issuer from seeking more specific shareholder opinion through separate votes on cash compensation, golden parachute policy, severance or other aspects of compensation'."

We respectfully submit that by restricting the Fund's ability to seek separate shareholder approval of certain future severance agreements with Company executives (an objective not implemented by Navistar), *Navistar International Corp.,* defies both Congress' mandate and the Commission's own proposed rules implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation.

We note that the Staff decision made no reference to the explicit statutory text or the Commission's statement in the proposing release that annual advisory votes on pay would not pre-empt more specific pay-related proposals. Instead, the Staff appears to have accepted Navistar's invitation to rely on proposed Item 402(t) and proposed Rule 14a-21(c), which – apart from being only proposals at this point – deal with a far narrower situation than is presented here. Passing the fact that the Division chose to rely on a regulatory *proposal* rule rather than a recently enacted *statute*, the determination in this case cannot be justified on its own terms.

In addition to mandating an advisory vote on pay, the Dodd-Frank Act also mandated a vote on golden parachutes in a very specific situation, namely, a shareholder vote on approval of a proposed merger, acquisition or similar transaction. The proposed regulations cited by the Staff deal with a proposed exception to such a required vote, namely, in situations where the golden parachutes that would apply have previously been the subject of a shareholder vote on pay.

Even if the logic supporting this proposed exception to a congressionally mandated shareholder vote makes sense on its own terms, the reasoning cannot be transplanted beyond the narrow setting in which the issue arises. A vote on a merger

or acquisition proposal generally arises at a special meeting, where approval of the transaction is the only item. Congress may have mandated a vote on golden parachutes, but any such vote is advisory and to be considered in the context of the proposed transaction.

By contrast, the proposal at issue here is a fairly standard proposal of the sort that has been offered at a number of annual meetings over the years and that often receives majority support. The annual meeting is the only opportunity each year for shareholders as a whole to have a dialogue with management and the board; thus, it is appropriate to conclude – as Congress did – that a generic advisory vote on pay is permissible, as well as more votes on more specific issues.

To conclude otherwise – as the Staff apparently did – has the effect of letting a narrow exception swallow the general principle that shareholders have the right to vote on specific pay topics *in addition to* a generic vote on executive compensation generally.

Conclusion

For the aforementioned reasons, the Fund respectfully submits that the Commission should grant discretionary review of the no-action determination at issue here and reverse the Staff's determination that the Fund's Proposal may be excluded under Rule 14a-8(i)(10).

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/lm

cc: The Honorable Barney Frank, Chairman, Committee on Financial Services, United States House of Representatives

Ms. Kayla Gillen, Deputy Chief of Staff, United States Securities & Exchange Commission

Curt A. Kramer, Corporate Secretary, Navistar International Corporation